SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006 (as amended and supplemented herein, the “Statement”) by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”) relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006. Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 4. The Solicitation or Recommendation.
     (b) Background of the Offer.
The Statement is hereby amended to include the following paragraph at the end of Item 4(b):
     “On July 10, 2006, the Board of Directors of the Company amended the Company’s By-Laws to set forth procedures which will allow the Company to (i) set a record date to accurately determine the stockholders entitled to consent to a corporate action in writing without a meeting, (ii) provide for the appointment of inspectors of elections when the stockholders elect to consent to a corporate action in writing without a meeting to ensure a prompt ministerial review of the validity of any consents and revocations delivered in connection therewith and (iii) confirm additional details relating to written consents of stockholders as set forth in Section 228(c) of the DGCL.”
     (c) Reasons for the Recommendation.
The Statement is hereby amended to replace sub-section (d) under the eighth bullet point in Item 4(c) with the following:
“(d)	No Material Adverse Change Condition. No change shall have occurred or be threatened (and no development shall have occurred or be threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company that, in Steel Partners’ reasonable judgment, is or may be materially adverse to the Company or results or may result in a material diminution in the value of the Shares;”
Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

a(8)	Slides for Bairnco Investor Presentation dated July 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: July 12, 2006

EXHIBIT INDEX
The following exhibit is filed herewith:

Exhibit No.	Description

a(8)	Slides for Bairnco Investor Presentation dated July 2006.